P,E,
8/1/02

02047725

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

J:\Bill Kennedy\Reports\Form 6-K.080602.doc

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail: wkennedy@revprop.com
http://www.revprop.com

April 19, 2002

Contact: William I. Kennedy
President

REVENUE PROPERTIES COMPANY LIMITED
ANNOUNCES RESULTS OF ISSUER BID FOR ITS 6% CONVERTIBLE SUBORDINATED DEBENTURES

TORONTO, April 19, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that U.S.$17,441,000 principal amount had been tendered under its issuer bid of March 12, 2002 to purchase for cash all of the U.S.$34,599,000 aggregate principal amount of its 6% Convertible Subordinated Debentures due March 1, 2004 (the "6.0% Debentures") at a price of U.S. $950 for each U.S. $1,000 principal amount of Debentures, plus any accrued and unpaid interest to but excluding the date of purchase. RPCL is taking up all 6.0% Debentures tendered. Payment for the debentures tendered will be made in accordance with the terms of the offer. The offer is not being extended.

The 6.0% Debentures trade on the Toronto Stock Exchange under the symbol RPC.DB.U.

RPCL is a fully integrated real estate company engaged in the acquisition, development and ownership of income producing properties in Canada. Additional information can be obtained on the Internet at http://www.revprop.com.